1700 S. Patterson Boulevard

Dayton, OH 45479

June 12, 2006

Mr. Brad Skinner

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	NCR Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed May 8, 2006
Form 8-K filed during Fiscal 2006
File No. 1-00395

Dear Mr. Skinner,

Thank you for your comment letter dated May 16, 2006 (the “Comment Letter”). We are interested in continuing to enhance our disclosures and, with that objective, have considered the Commission’s comments. Set forth below is NCR Corporation’s (the “Company”) response to your comments based on your review of NCR’s Form 10-K for Fiscal Year Ended December 31, 2005, Form 10-Q for Fiscal Quarter Ended March 31, 2006, and Form 8-K filed during Fiscal 2006 (File No. 1-00395). The comments from your letter of May 16, 2006 are included below in bold. The Company’s response follows each comment. Please do not hesitate to contact me if there are any comments or questions concerning our responses or if we can be of further assistance.

Form 10-K for the period ended December 31, 2005

Management’s Discussion and Analysis, pages 9-22

Operating Expenses, page 19

1.	Your current discussion indicates that “selling, general and administrative expenses” decreased in both dollar terms and as a percentage of revenues in 2005 in comparison to 2004. Tell us what consideration you have given to actually discussing the changes in the individual costs, which, in the aggregate, encompass this line item in the statement

NCR Corporation

of operations. In this regard, explain to us how you have considered identifying and quantifying the specific changes in your infrastructure expenditures that resulted in the reduction in your selling, general and administrative expenses. See Item 303(a)(3)(i) and Instruction 4 to paragraph 303(a) of Regulation S-K.

The decline in “selling, general and administrative expenses” in 2005 compared to 2004 is primarily the result of our cost reduction program started in 2002 and further described in Note 3 of Notes to Consolidated Financial Statements and within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) under “2005 Financial Overview” and “Restructuring and Re-engineering” in our Form 10-K for Fiscal Year Ended December 31, 2005. The infrastructure savings are generated from a number of discrete programs and a general reduction in discretionary spending within the Information Technology, Real Estate, Human Resources, and Finance functional areas. We did not believe that discussing the changes in the individual costs would add meaningfully to an understanding of NCR’s business as a whole. Many of these cost savings programs are disclosed in the Form 10-K and include migration to a new Enterprise Resource Planning (ERP) system, movement to a global outsourcing provider and centralization of our staffing organization. As part of our disclosure considerations, we include additional information whenever there are large or unusual items that would be beneficial for a reader of the financial statements to understand. We will continue to enhance our disclosure in this regard in future periods as the circumstances warrant.

Interest and Other Expense and Income Items, page 19

2.	We note your discussion under this section regarding various individual items included in the line item “Other income (expense), net.” The discussion appears to provide only limited discussion of the facts and circumstances regarding the timing and amount of these charges. In this regard, we note the following:

•	Your discussion of the write-down of the equity investment in Germany does not describe what led you to conclude that a write-down was necessary, how the amount of the write-down was determined, whether there was a remaining balance after the write-down, or the status of the investee; and,

We believe our disclosure in Note 11 of Notes to Condensed Consolidated Financial Statements in our Form 10-Q for Fiscal Quarter Ended March 31, 2005 sufficiently explains the facts and circumstances surrounding the impairment charge. In that note, we disclosed that:

“At March 31, 2005, NCR held a 26% ownership in a company located in Germany. On April 5, 2005 the German company publicly disclosed that it had been contacted by a third party who offered to purchase all of its outstanding shares. In the same disclosure, the German company also announced its 2004 operating results and its 2005 projections. These events caused NCR to reassess our ability to recover the carrying amount of our

NCR Corporation

equity investment which is accounted for under the Equity Method of Accounting for Investments in Common Stock (Accounting Principles Board [Opinion] No. 18). Based on our updated assessment, NCR determined the book value of the investment exceeded the fair market value and determined that it was unlikely that we could recover the carrying amount of our investment. As a result, we wrote-down the book value of our investment by $10 million to the estimated fair market value. As these events provided additional evidence with respect to conditions that existed at March 31, 2005, NCR adjusted the first quarter 2005 financial statements accordingly.”

The balance of the investment, after the write-down, was $14 million as of March 31, 2005. Each quarter, we continue to assess the value of this investment in relation to the fair market value of the investee. The current carrying amount of the investment at March 31, 2006 was $12 million, which we believe is currently recoverable.

•	Your discussion of the release of a $9 million reserve for exit activities does not explain when the reserve was recorded or how you determined the timing and amount of the reserve release.

The reserve for exit activities was provided prior to our 1997 spin-off from AT&T Corporation, and was intended to account for losses on the sale of businesses when we anticipated exiting certain countries in the Middle East and Africa (MEA) region. Prior to the release of the reserve in Q4 2004, there had been no significant additions or releases to the reserve since the end of 2000. Up until mid-2004, we believed that a local distributor could operate more profitably and therefore, we attempted to sell these businesses. However, during this time we found it challenging to sell these businesses because it was difficult to find quality local representatives that could maximize the value for NCR. As disclosed in Note 3 of Notes to Consolidated Financial Statements and in the MD&A under “Interest and Other Expense and Income Items” in our Form 10-K for Fiscal Year Ended December 31, 2004, due to a realignment in strategy in late 2004, we believed that we could profitably market a range of products in these countries by utilizing a shared resource infrastructure and targeting growth opportunities. As a result of this realignment in Q4 2004, we determined that we would not sell these businesses and therefore the reserve was no longer required.

Supplementally, explain to us how you considered providing a more detailed discussion of the amounts identified under this section.

When evaluating our disclosure, we assessed the level of materiality for a particular item during the specific reporting period. As referenced above, the write-down of the Germany equity investment was included in more detail in our Form 10-Q for Fiscal Quarter Ended March 31, 2005. The description of this item was condensed in the Form 10-K for Fiscal Year Ended December 31, 2005 due its lower relative materiality to the total year, as compared to its materiality in the particular quarter. Also, as referenced above, the MEA

NCR Corporation

reserve release was included in more detail in the Form10-K for Fiscal Year Ended December 31, 2004 and therefore was included in a more condensed manner in our Form 10-K for Fiscal Year Ended December 31, 2005.

3.	Supplementally, explain your basis for reporting the release of the $9 million reserve for exit activities as a non-operating item.

We described this item in our Q4 2004 Press Release and subsequent filing on Form 8-K, as well as in the Form 10-K for Fiscal Years Ended December 31, 2004 and 2005. Our intent was to indicate that this was a non-operational release of an accrual provided prior to our 1997 spin-off from AT&T. Accordingly, we classified this item in “Other Income and Expense” in order to not distort operating income results in the reporting period and because this is where the original charge was believed to have been recorded.

4.	We note that the individual items in your discussion under this section do not appear to sum to the totals reported on your statements of operations. Explain to us how you have considered quantifying, describing or otherwise addressing the other items included in this line item.

Our objective in describing “Other (income) expense, net” is to specifically identify any large or unusual items that have had a significant impact in the quarter or full year. The majority of the remaining balance consists of items that are typically expected to be found in “Other Income and Expense” including interest income, minority interest, gain/loss on equity investments, etc.

Income Taxes, page 19

5.	You recognized a $214 million tax benefit during 2005 which related to the successful resolution of prior year tax audits. Supplementally, explain to us, in reasonable detail, how the timing and amount of the initial accrual and subsequent reversal were determined. As part of your response, identify the year(s) and jurisdiction(s) to which the adjustments related. Explain how you have considered providing corresponding disclosure in your MD&A.

During 2005, the Company realized income tax benefits totaling $214 million from the favorable settlement of prior year domestic tax audits. During the second quarter of 2005, the Company settled the tax audit for years 1997-1999 with the appellate level of the IRS resulting in a tax benefit of $64 million. During the third quarter of 2005, the Company settled the tax audit for years 2000-2002 with the examination level of the IRS resulting in a tax benefit of $150 million. This resolution was reached and signed by both the IRS and NCR within the quarter with no need for escalation to the appellate level within the IRS. Approximately $1 million related to the state tax effect of federal items while the remaining balance of the accruals related to the US federal tax jurisdiction and to the years referenced above.

NCR Corporation

The initial tax accruals were established based upon the nature of uncertain tax positions in the IRS federal return for the tax years 1997-2002, and accruals for the related interest were compounded each year. The accruals were established by specifically identifying any risk items within the tax return and then assessing the likelihood of the items being challenged or overturned. Items determined to be not probable of being sustained are provided for. For items that are probable, a best estimate was recorded for effective tax rate purposes. This methodology is followed on a consistent basis each year. The tax accruals were necessary due to uncertainty regarding the ultimate sustainability of tax return deductions taken for matters such as worthless stock and debt of related parties and the taxation of dividend repatriation. These areas are prone to tax controversy and rely heavily on expert judgment as to valuations and complex areas of tax law.

The tax benefits related to these settlements were disclosed in the Notes to Condensed Consolidated Financial Statements and the related MD&A in the Form 10-Q for Fiscal Quarters Ended June 30, 2005 and September 30, 2005. The disclosure in Note 7 of the Notes to Consolidated Financial Statements and the MD&A in the Form 10-K for Fiscal Year Ended December 31, 2005 was intended to quantify the amounts and provide further information concerning the benefits associated with these settlements. Within MD&A, we briefly described these settlements and provided the reader with a tax rate including and excluding any non-recurring items. Our objective was to simplify the explanation and provide useful information to the readers of our financial statements.

6.	Explain to us, in reasonable detail, the facts and circumstances surrounding the $9 million adjustment to your tax accounts in the United Kingdom. Tell us what consideration you have given to providing similar explanatory disclosure in your MD&A.

As disclosed in Note 7 of the Notes to Consolidated Financial Statements in the Form 10-K for Fiscal Year Ended December 31, 2005, the income tax benefit for 2005 included a non-cash $9 million benefit from an adjustment to our tax accounts in the United Kingdom. The adjustment related to deferred taxes that were originally recorded in years prior to 2003. We determined that the impact of this adjustment was immaterial to the results of operations for all current and prior periods.

During 2005, we devoted time to improving our processes for compiling detailed supporting documentation of our income tax balance sheet accounts for our U.K. subsidiaries. This included developing enhanced support for tax payables/receivables, gross temporary differences, group relief payables/receivables and net operating losses. The result of this initiative identified some additional book/tax differences that required an adjustment to the total deferred tax balances for our U.K. subsidiaries. We determined during the 2005 year-end review of the income tax provision that $9 million of the income tax benefit resulting

NCR Corporation

from the adjustment to the U.K. income tax accounts described above was related to the correction of prior period errors. As a result of this finding, we completed a SAB 99 analysis to determine if the correction of these errors had a material impact between reporting periods. Based on the analysis, we concluded that from both a quantitative and qualitative perspective, the errors were not material to either the periods when the deferred tax benefits should have been recognized (but were not), or to the current period, when the cumulative impact of correcting the errors (the out-of-period adjustment) was recognized. In addition, we considered this event and the potential for material error in our assessment of the effectiveness of our internal control over financial reporting. We concluded that this event did not represent a material weakness.

The disclosure in Note 7 of the Notes to Consolidated Financial Statements and the MD&A in the Form 10-K for Fiscal Year Ended December 31, 2005 was intended to quantify the $9 million benefit and provide further information concerning the non-recurring nature of this item. Within MD&A, we briefly described the U.K. item and then, as mentioned above, we provided the reader with a tax rate including and excluding any non-recurring items. Our objective in providing this disclosure was to simplify the explanation of a complicated item and provide useful information to the readers of our financial statements.

Financial Condition, Liquidity and Capital Resources, page 20

7.	We note your disclosure of the non-GAAP measure “free cash flow”. Please note, your presentation should include a discussion of all material limitations associated with the measure. In this regard, “free cash flow” should not be used in a manner that inappropriately implies that the measure represents residual cash flow available for discretionary expenditures since there may be mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure. For further guidance, see the answer to question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

We believe that the major limitation of the “free cash flow” measure is that it does not have a uniform definition and therefore, may differ from other companies’ definitions of this measure. We address this limitation by providing a reconciliation of “free cash flow” to operating cash flow. We also specifically note that this measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP. In the interest of improved clarity, in future disclosures, we will specifically note this lack of uniform definition as a limitation of this measure.

We believe that our disclosures regarding “free cash flow” are in a manner that does not imply that this measure represents the total residual cash available for discretionary expenditures. Please note that we specifically list repayment of debt obligations as one of the items that reduces the amounts of “free cash flow” available for other purposes (as disclosed on page 20 in the Form 10-K for Fiscal Year Ended December 31, 2005).

NCR Corporation

Financial Statements

Notes to the Consolidated Financial Statements

Note 1 Description of Business and Significant Accounting Policies, page 39

Use of Estimates

8.	We note the disclosure that the results of 2005 include the benefit of a $7 million reduction of accruals made in previous periods for purchased goods and services. You indicate that the over-accrual was primarily due to the incorrect acknowledgement of goods and services received. Tell us, in greater detail, the specific nature of the initial over-accrual, including what it specifically related to, the periods impacted, how the problems were determined and by whom and when the accounting adjustments were made. Tell us how you concluded that the impact of this item was immaterial to the periods affected.

As disclosed in Note 1 of Notes to Condensed Consolidated Financial Statements in our Form 10-Q for Fiscal Quarter Ended March 31, 2005:

“The results for the first quarter of 2005 include the benefit of a $6.5 million ($4.9 million after-tax) reduction of accruals made in previous periods for purchased goods and services. The reversal resulted in a reduction of selling, general and administrative expenses of $2.7 million and a reduction of cost of products and services of $3.8 million. The over-accrual was primarily due to the incorrect acknowledgement of goods and services received. The Company has taken actions, such as increased user training and enhanced monitoring controls, to mitigate the potential for replicating this matter. The Company has determined that the impact of this item in all prior interim and annual periods was immaterial and is not expected to be material to calendar 2005 results of operations.”

As indicated, the over-accrual was primarily due to the incorrect acknowledgement of goods and services received. Within our Accounts Payable application of our newly adopted Enterprise Resource Planning (ERP) system, an uninvoiced receipt accrual process is run at the end of each month and the accrued liability is recorded in the general ledger. We review this accrual monthly to ensure the accrual is valid and the proper financial statement impact is reflected. During our testing of internal control over financial reporting performed in 2004, we identified a control deficiency related to aged outstanding purchase order receipts awaiting invoices. We considered this deficiency and the potential for material error in our assessment of the effectiveness of our internal control over financial reporting at December 31, 2004.

During the first quarter of 2005, we further investigated the aged uninvoiced receipts accrual as a result of the control deficiency identified during management’s testing in 2004. The aging report consisted of over 6,000 transactions. The work performed in Q1 2005 indicated

NCR Corporation

that although a large number of items were valid accruals, approximately $7 million were invalid accruals recognized in the prior year. These invalid accruals were primarily a result of users not understanding the new matching process of when receipts differed from purchase orders and/or invoices. As a result, we recognized a $7 million (pre-tax) income statement benefit in the first quarter of 2005 as we reduced this accrual. We also completed a SAB 99 analysis to assess the materiality of the impact between reporting periods on net income, and concluded that we did not have a material impact on results for the reporting periods in 2004 and 2005. Based on analysis of both quantitative and qualitative measures, we concluded that the item was not material to the periods known to be affected. In addition, upon the completion of our analysis in 2005, we reassessed our internal control over financial reporting for 2004. We determined that our internal controls over financial reporting were effective and that the deficiency did not result in a material weakness.

9.	Provide us with information that supports your conclusions that adjustments related to the $7 million over-accrual and the $9 million UK tax matters did not, individually or in the aggregate, materially impact any of the previous interim or annual periods reported.

As described in more detail above, NCR performed a SAB 99 analysis for both the $7 million over accrual and the $9 million U.K. tax matter and concluded that there was not a material impact to any of the previous interim or annual periods. The $7 million matter was an over accrual in 2004. The $9 million U.K. tax matter would have impacted multiple years prior to 2003. In addition, based on our analysis of both quantitative and qualitative factors, we also concluded that these two items taken in aggregate would not have had a material impact to the interim or annual reported periods.

NCR Corporation

The following table shows the quantitative impact of these two items on our results:

		Three months ended
In millions, except per share amounts	For the year ended December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	For the year ended December 31, 2005
Income before income taxes	$251	$40	$79	$110	$167	$396
Income tax (adjusted for (1) below)	46	10	16	25	30	81

Net Income (adjusted for (1) below)	$205	$30	$63	$85	$137	$315
EPS (adjusted for (1) below)	$1.07	$0.16	$0.33	$0.45	$0.74	$1.67

Impact on Income before income taxes
Uninvoiced Receipts Accrual	$(6.5)	$6.5	$—	$—	$—	$6.5
Percent of Income before income taxes	-2.6%	16.3%	0.0%	0.0%	0.0%	1.6%
UK Tax	—	—	—	—	—	—
Percent of Income before income taxes	0%	0%	0%	0%	0%	0%

Aggregate	$(6.5)	$6.5	$—	$—	$—	$6.5
Percent of Income before income taxes	-2.6%	16.3%	0.0%	0.0%	0.0%	1.6%

Impact on Net Income (adjusted for (1) below)
Uninvoiced Receipts Accrual	$(4.9)	$4.9	$—	$—	$—	$4.9
Percent of Net Income (adjusted for (1) below)	-2.4%	16.3%	0.0%	0.0%	0.0%	1.6%
UK Tax	—	—	—	4.6	4.1	8.7
Percent of Net Income (adjusted for (1) below)	0.0%	0.0%	0.0%	5.4%	3.0%	2.8%

Aggregate	$(4.9)	$4.9	$—	$4.6	$4.1	$13.6
Percent of Net Income (adjusted for (1) below)	-2.4%	16.3%	0.0%	5.4%	3.0%	4.3%

Impact on EPS
Uninvoiced Receipts Accrual - $/sh	$(0.03)	$0.03	$—	$—	$—	$0.03
Percent of EPS (adjusted for (1) below)	-2.4%	16.3%	0.0%	0.0%	0.0%	1.5%
UK Tax - $/sh	—	—	—	0.02	0.02	0.05
Percent of EPS (adjusted for (1) below)	0.0%	0.0%	0.0%	5.4%	3.0%	2.8%

Aggregate - $/sh	$(0.03)	$0.03	$—	$0.02	$0.02	$0.07
Percent of EPS (adjusted for (1) below)	-2.4%	16.3%	0.0%	5.4%	3.0%	4.3%

(1)	Adjusted to exclude the $85 million in 2004 and $214 million in 2005 tax benefit due to resolution of prior year tax audits (as disclosed in Note 7 of Notes to Consolidated Financial Statements in our Form 10-K for the Fiscal Year Ended December 31, 2005).

In addition to the quantitative analysis above, NCR also assessed the qualitative aspects of the misstatements. NCR considered the following qualitative factors in its assessment of materiality:

1)	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision in the estimate?
2)	Whether the misstatement masks a change in earnings or other trends?
3)	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the Company?
4)	Whether the misstatement changes a loss into income or vice versa?

NCR Corporation

5)	Whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?
6)	NCR also assessed whether or not the correction would have an impact on the following items:

•	NCR’s compliance with regulatory requirements?
•	NCR’s compliance with loan covenants or other contractual requirements?
•	Management’s compensation?
•	Concealment of an unlawful action?

For both the uninvoiced receipts and the U.K. tax matter, we performed a review of the qualitative factors in light of the quantitative impact of these items. For each of these items and in aggregate, we concluded that the misstatement did not distort the trend, cause us to exceed analyst expectations or change a loss into income or vice versa. The misstatements did not materially impact the segment results nor did they impact NCR’s compliance with regulatory requirements, loan covenants, management compensation or concealment of an unlawful action.

As a result of the analysis of both quantitative and qualitative factors, we concluded that these two items taken individually or in aggregate would not have had a material impact to the interim or annual reported periods and would not be probable of changing or influencing the judgment of a reasonable person relying on the reported information.

Additional Information for Uninvoiced Receipts

In considering the materiality of the P&L impact between reporting periods, NCR considered, per SAB 99, whether it would be probable that the judgment of a reasonable person relying upon the reported information would have been changed or influenced by the correction of this item. NCR also considered whether the original error and subsequent correction would have been viewed by a reasonable investor as to have significantly altered the “total mix” of information made available.

For fiscal year-ended December 31, 2004, NCR reported net income of $205 million or $1.07 of fully diluted EPS, excluding an $85 million favorable tax settlement. Correction of the $7 million overaccrual in 2004 would have increased net income by $5 million or 2% and fully diluted EPS by $0.03 or 2%.

NCR also reviewed whether or not the original error would have distorted the reported EPS trend for 2004. The EPS trend by fiscal quarter for 2004, excluding the $85 million favorable tax settlement was as follows:

	Q1	Q2	Q3	Q4
Fully Diluted EPS	$(0.03)	$0.19	$0.23	$0.68

Given the relative size of the error to the fully diluted EPS for each quarterly period, and that NCR’s results exceeded each period’s expectations, the $0.03 favorable impact of the correction would not have distorted the reported EPS trend, nor would it have changed income to a loss or vice versa.

NCR Corporation

For fiscal quarter-ended March 31, 2005, NCR reported net income of $30 million. This correction increased net income by $5 million or 16% and increased first quarter fully diluted EPS by $0.03 or 16%. NCR reported EPS of $0.16 in Q1 2005, including the $0.03 favorable impact from the uninvoiced receipts correction, versus the analyst consensus expectation of $0.05. The $0.03 favorable impact did not mask a change in earnings or trends, did not hide a failure to meet consensus expectations, nor did it change income into a loss.

For fiscal year-ended December 31, 2005, NCR reported net income of $315 million or $1.67 of fully diluted EPS, excluding a $214 million favorable tax settlement. Excluding the correction of the uninvoiced receipts in 2005, net income would have decreased by $5 million or 2% and fully diluted EPS by $0.03 or 2%.

When analyzing the P&L and Balance Sheet impact of this error and related correction, NCR considered the impact from a reasonable investor’s perspective. Key metrics that analysts who follow NCR use to evaluate NCR’s results include:

•	Revenue Growth
•	Gross Margin % Of Revenue
•	SG&A % Of Revenue
•	Research & Development % Of Revenue
•	Operating Income % Of Revenue
•	Net Income % Of Revenue
•	Fully Diluted EPS
•	Cash Flow
•	Receivables, Inventory and Accounts Payable Metric (Turns, Days)
•	Working Capital
•	Return On Equity

Based on a review of these metrics and discussions with NCR Investor Relations, we concluded that this item did not have a significant impact on how investors analyzed the annual or interim periods in 2004 and 2005.

In accordance with paragraph 29 of APB Opinion No. 28, the amount of this adjustment was not material to the estimated net income and EPS for the full fiscal year and did not impact the trend of earnings. Further, under SAB Topic 5F, the adjustment was immaterial to the results of the first quarter of 2005, because the result did not mask a change in earnings or trends, did not hide a failure to meet analyst consensus expectations, did not change income into a loss, did not materially impact a significant segment, nor did it impact NCR’s compliance with regulatory requirements, loan covenants, management compensation, or concealment of an unlawful action.

Based on analysis of both quantitative and qualitative measures, NCR concluded that the impact of the uninvoiced receipts was not material in any interim or annual reported periods and would not be probable of changing or influencing the judgment of a reasonable person relying on the reported information.

NCR Corporation

Note 11 Commitments and Contingencies, page 60

10.	Your disclosure regarding the Fox River matter includes the amount accrued as of December 31, 2005. Your disclosure also includes a discussion of ranges of possible outcomes for each of five identified factors. However, your disclosure does not appear to include the estimated additional loss, or range of loss, that is reasonably possible. If it was at least reasonably possible that a loss exceeding amounts already recognized may have been incurred, and the amount of that loss would be material, then you must either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. See the response to question 2 of SAB Topic 5:Y.

As the question indicates, NCR’s disclosure includes a discussion of five components that the Company considered in setting its accrual for the Fox River matter. For two of these components – total clean-up costs and natural resource damages – NCR used best estimates for its accrual and in its disclosure provided estimates for the high ends of the ranges of reasonably possible outcomes. For each of the other three components, either (1) there is no high end of the range because the estimates are fixed by agreement (NCR share of the NCR/API share) or NCR does not believe it is reasonably possible that the costs will exceed the estimate in a significant way (NCR transaction costs), or (2) the high end of the range cannot be quantified (NCR/API share). The disclosure in Note 11 of the Notes to Consolidated Financial Statements in our Form 10-K for the Fiscal Year Ended December 31, 2005 addresses this point. The first sentence of the sixth paragraph under the heading “Environmental Matters” reads: “The extent of NCR’s potential liability remains subject to many uncertainties.” The bullet-pointed text that follows this paragraph then explains why, particularly due to the inability to quantify the high-end of the range of the size of the NCR/API share of total costs, it is not possible to make a reliable estimate of the additional loss, or range of loss, that is reasonably possible.

11.	We note the disclosure indicating that you and Sonoco-U.S. Paper Mills have been demanded to undertake a removal action and that the costs of the project are included in the estimated total clean-up costs for the site. Supplementally, provide the following:

•	Explain to us the terms of this demand;

•	Explain why you believe the demand has been made of only some of the entities named as PRPs in this matter;

•	Tell us the estimated cost of the project;

NCR Corporation

•	Clarify for us how the costs associated with this project have been considered in determining the amount accrued as of December 31, 2005; and,

•	Tell us whether costs associated with this project are subject to the cost sharing arrangements described under the third and fourth factors.

The U.S. Environmental Protection Agency and the Wisconsin Department of Natural Resources (“the Government”) in 2005 demanded that NCR and Sonoco-U.S. Mills, Inc. perform a removal action in an area just downstream of the DePere Dam. The requirements for conducting this removal action are set forth in a Consent Decree that was lodged in April 2006 with the Federal District Court in Wisconsin and at the same time released for public comment. The Consent Decree (which describes the removal action as Phase I of the lower river remediation) requires that the removal action be completed in 2007. The Company understands that the Government approached these two companies because their wastewater discharge locations are or were in the vicinity (in the case of Sonoco-U.S. Mills) or upstream (in the case of NCR) of the area to be remediated. The Company further understands that the Government did not approach two other companies (P.H. Glatfelter Company and WTM I Corp.) whose outfalls are located upstream of the area to be remediated because these two companies were already engaged in a significant clean-up project in the upper portion river, and the Government considers the removal action to be only the first phase of the lower river remediation effort.

As of both December 31, 2005 and March 31, 2006, the Company estimated the cost of the removal action at $29.44 million. The Company included the cost of this project in its accrual by including the $29.44 million figure in its $551 million estimate of total site clean-up costs. The Company expects that, as a result of proceedings to resolve allocation issues, NCR and API ultimately will bear a share of the removal action costs that are consistent with the NCR/API share of the overall clean-up (i.e., the third component identified in Note 11 of Notes to Consolidated Financial Statements). Any NCR costs for the removal action are subject to the NCR/API cost-sharing agreement identified as the fourth component in Note 11, and would be covered under the AT&T/Lucent indemnity, also described in Note 11.

Report of Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation, page 6

12.	We note the disclosure indicating you are contemplating changing your accounting for reworkable service parts and that the new method is expected to account for reworkable service parts within inventory as opposed to long-lived assets.

NCR Corporation

Supplementally, explain to us the reasons for this change. As part of your response, describe, in detail, your current and expected future accounting. Also, describe the nature of the assets and activities underlying your reworkable service parts. Describe the authoritative literature that supports both your current and expected future accounting.

Reworkable service parts consist of components that are included in equipment such as ATM machines and retail point-of-sale terminals. For example, reworkable service parts include ATM card readers, receipt printers, and disk drives. These parts are used by us primarily as replacement parts for worn or damaged components within equipment that we support under maintenance contracts. We typically purchase these parts in bulk in anticipation of their usage. For example, we may purchase 100 card readers and over a five year period they are used to replace worn card readers within equipment under our maintenance contracts. The majority of the used card readers received upon installation of a replacement part can be reused. While the card readers are in the customer’s equipment, they are the property of the customer.

As disclosed in Note 1 of the Notes to Consolidated Financial Statements in our Form 10-K for the Fiscal Year Ended December 31, 2005, our current accounting method is to capitalize these parts and classify them as long-lived assets. While they are held by us, they are depreciated on a straight-line bases over the period in which the model part is expected to be used (three to six years). This is a function of the life cycle of the equipment and our maintenance contracts. As parts are reclaimed from customer equipment under maintenance contracts, they are recorded at a standard cost, included in the rotable pool of reworkable service parts, and depreciated. We believe this policy is consistent with accounting for the maintenance contracts as a single unit of accounting, amortizes the cost of the pool of parts used to service the maintenance contracts over the expected period for which they are used and for which we expect maintenance contract revenues for certain types of equipment, and is consistent with the methods followed by others in our industry.

Our revenue arrangements typically include software and post contract customer support (i.e., PCS) which are accounted for in accordance with SOP 97-2. These arrangements also often include non-software deliverables such as hardware, installation services, and equipment maintenance services. When multiple element arrangements include software and non-software deliverables, we follow the separation and allocation guidance in EITF 00-21. When software deliverables as well as non-software deliverables for which software is essential to their functionality are delivered, they are accounted for as multiple deliverables in accordance with the guidance in SOP 97-2. We generally have vendor specific objective evidence of fair value for each deliverable in our multiple element arrangements.

We treat our maintenance contracts as separate units of accounting because they are priced and sold separately, and the related revenue is recognized ratably over the contractual service period. Our maintenance contracts, including the reworkable service parts, are evaluated under EITF 00-21 and we have concluded that the parts are not a separate deliverable in our

NCR Corporation

arrangements. Rather, they are essential costs that are incurred in the performance of our maintenance contracts. Our current method of depreciating the parts over the period they are expected to be used, matches the costs of the parts with the performance of the maintenance services and the recognition of the related revenue. At the end of the equipment’s life cycle, the full cost of the stock of related parts is reduced to zero via our depreciation charge. We have consistently applied our current method of accounting for reworkable service parts in our historical financial statements.

As disclosed in Note 1 to our Form 10-Q for the Fiscal Quarter Ended March 31, 2006, we are contemplating changing our accounting for reworkable service parts from the current method described in the preceding paragraph to a method whereby we account for reworkable service parts within current assets as a component of inventory. We believe that this change in accounting represents a change from an acceptable method to a preferable method. Therefore, in accordance with FAS 154, we would apply the retrospective application method for this change in accounting. As disclosed, we are currently completing our analysis of this change and expect that the change would not be material to our financial position or results of operations. However, in connection with the change we expect to reclassify amounts from cash flows from investing activities to cash flows from operating activities and such reclassifications may be material to those captions within the statement of cash flows. The change is not expected to change overall cash flows for any year.

With respect to our new method, we expect to record reworkable service parts as a current asset within inventory. Such items will not be depreciated, but instead expensed when they are placed in a customer’s equipment under the maintenance contracts. The part received from the customer will be capitalized at its fair value and refurbishment costs will be capitalized using the guidance in FAS 151. The pool of reworkable service parts will be accounted for at lower of cost or market in a manner consistent to that discussed in paragraphs 8 through 13 of Chapter 4 of ARB 43, with market determined by the current replacement cost of the parts. This inventory model is consistent with our renewed focus of holding the parts management team more accountable for their bulk purchases and for the amount of reworkable service parts held around the world. This more active approach to parts management includes improved usage analysis of parts, increased efficiency in moving parts between locations, and better forecasting of purchasing requirements.

Our new method of accounting for reworkable service parts is preferable to the current method because it records expense during periods in which the parts are used, reflects the parts at their lower of cost or fair value in a manner consistent with ARB 43, and would be an improvement to our financial reporting because it more closely aligns the accounting with the management and use of parts. In addition, we believe it is also consistent with the guidance of Q&A #12 of TIS Section 2140 of the AICPA Technical Questions and Answers.

NCR Corporation

Form 8-K dated April 27, 2006

13.	We note the non-GAAP information included in the press release furnished in the Form 8-K dated April 26, 2006. Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation. In this regard, your presentation appears to lack substantive disclosure that addresses various items identified in the answer to question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, you do not appear to provide meaningful disclosure that addresses the economic substance behind your decision to use the measure, or why you believe the measure provides investors with additional insight into your financial results. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations.

As your non-GAAP measure excludes items that appear to be recurring in nature, you must meet the burden of demonstrating the usefulness of the measure and clearly disclose why the non-GAAP measure is useful when these items are excluded. See Question 8 of the June 13, 2003 FAQs.

As part of our Earnings Release furnished within Form 8-K dated April 27, 2006, we included non-GAAP Earnings per Share results excluding certain items. We believe this information is useful for investors because it provides a more complete understanding of NCR’s underlying operational performance, as well as consistency and comparability with past reports of financial results. We exclude these same items when managing and determining the effectiveness of our business managers and as a basis for compensation. We do not believe that there are any significant limitations to using the non-GAAP measure, as stated in our SEC filings and earnings releases, but we do not consider this measure as superior or a substitute for earnings per share determined in accordance with GAAP.

Although the early retirement-related pension expense was excluded in Q1 2006 and in Q2 2005, we view these items as arising from two separate early retirement programs, both of which have closed and are not expected to recur. The decision to offer the second program was not made until well after the first program had been concluded. The two programs targeted largely different employee groups, involved different benefit enhancements, experienced different take-up rates, and different payback periods. NCR does not have a history of offering these types of programs. No similar programs have been offered in more than five years. We do not expect that these programs will be repeated in the future as they were targeted to address specific business imperatives which have now been addressed. However, if we do offer a similar program in the future, we will provide additional supporting disclosure. In summary, our objective in excluding these amounts was to provide a more complete understanding of NCR’s operational performance, in line with how management is evaluated and in line with the guidance that we give to the investment community. We do not consider this measure as superior or a substitute for earnings per share determined in accordance with GAAP.

NCR Corporation

In addition the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 937-445-7300 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Peter J. Bocian

Peter J. Bocian

Senior Vice President and Chief Financial Officer

NCR Corporation

(937) 445-7300

cc:	Audit Committee of the Board of Directors
PricewaterhouseCoopers LLP
James M. Ringler, Chairman of the Board of Directors
William Nuti, Director, President and Chief Executive Officer